October 4, 2010

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street N.E.
Washington, DC 20549

Re:	SteelPath MLP Infrastructure Income Investment Company (CIK 0001498578)
Request for Withdrawal of Amendment No. 1 to Registration Statement on Form N-2
Pursuant to Rule 477(a) under the Securities Act of 1933
1933 Act File No. 333-168716 and 1940 Act File No. 811-22451

Pursuant to Rule 477(a) under the Securities Act of 1933 (the “Securities Act”), SteelPath MLP Infrastructure Income Investment Company (the “Company”) hereby requests the withdrawal of Amendment No. 1 (the “Amendment No. 1”) to the Registration Statement on  Form N-2  (File No. 333-168716) which was filed with the Securities and Exchange Commission (the “Commission”) at 15:30 on October 4, 2010 (Accession Number 0001144204-10-052207).

Due to printer error, the Amendment No. 1 was incorrectly submitted on October 4, 2010 lacking material information (under File No. 333-168716).  The Company requests that the Commission consent to this request for withdrawal on the grounds that withdrawal of the Amendment is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

The Registration Statement has not been declared effective, and the Registrant confirms that no securities have been issued pursuant to the Registration Statement or the prospectus contained therein.

If you have any questions regarding this letter, please contact the Company’s legal counsel, Laura Lanza Tyson, Esq., of Baker Botts L.L.P. at (512) 322-2556.

Sincerely,

/s/ Gabriel Hammond

Gabriel Hammond
President